Exhibit 99.18

The “Shell” Transport and Trading Company, p.l.c.

Court Meeting — grey admission form
Personal Equity Plan(s) and/or Individual Savings Account(s)

How to get to ExCeL, 1 Western Gateway,

Royal Victoria Dock, London E16 1XL

1. ExCeL is served by the Docklands Light Railway (DLR) with Custom House being the nearest station. The DLR connects to the main underground lines at Canning Town, Tower Hill and Bank. City Airport is 5 minutes away by car.

2. Investors attending the Court Meeting are requested to bring this admission form with them.

3. In the interests of security, electrical equipment and cameras will not be permitted in the Court Meeting.

4. There will be an induction loop system for investors with hearing difficulties. Investors in wheelchairs should contact a member of staff on arrival. Anyone accompanying an investor in need of assistance will be admitted to the Court Meeting.

The “Shell” Transport and Trading Company, p.l.c.

In the High Court of Justice
Chancery Division, Companies Court
In the Matter of The “Shell” Transport and Trading Company, p.l.c.
-and-
In the Matter of the Companies Act 1985
No. 2983 of 2005

Grey voting instruction form for use by investors in The “Shell” Transport and Trading Company, p.l.c. Personal Equity Plan(s) and/or Individual Savings Account(s) at the Court Meeting of the Company convened for June 28, 2005

Reference Number	Card ID	Account Number

You may submit your voting instruction electronically at www.sharevote.co.uk using the above numbers.

Please read the notes overleaf before filling in this form. Fill in this form using black ink.

Please complete either “A” or “B”.

Either A:

I, being an investor in The “Shell” Transport and Trading Company, p.l.c.

Personal Equity Plan(s) and/or Individual Savings Account(s) (the “Plan(s)”) instruct Puddledock Nominees Limited to vote on my behalf in respect of the shares owned by me through the Plan(s), as I have indicated by my signature in the appropriate box below, at the Court Meeting of the Company to be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL on June28, 2005 at 12.00 noon, or after the preceding annual general meeting of the Company has been concluded or adjourned, or at any adjournment thereof.

Signature:

FOR the scheme

AGAINST the scheme

Or B:

I wish to be appointed as a proxy to attend the Court Meeting in person and vote on a poll in respect of the shares owned by me through the Plan(s). (Please place an “X” in the box). Only mark this box if you intend to attend the Court Meeting in person.

Date

2005

Notes on filling in your form of proxy

As an investor in The “Shell” Transport and Trading Company, p.l.c.’s Personal Equity Plan(s) and/or Individual Savings Account(s) managed by BNP Paribas Securities Services, you are entitled to receive all documents which are issued to shareholders of The “Shell” Transport and Trading Company, p.l.c. and to instruct the plan manager how to cast the votes in respect of your Plan Shares at the Court Meeting. These shares are registered in the name of Puddledock Nominees Limited. If you want Puddledock Nominees Limited to cast the votes in respect of the shares held in your Plan at the Court Meeting, you can use this form to instruct it to do this.

1. As the registered holder of the shares held in your Plan, Puddledock Nominees Limited will vote on the resolutions at the Court Meeting in accordance with your directions. To instruct Puddledock Nominees Limited how to vote in respect of the shares held in your Plan, you must fill in section “A” of this form. If you do not say how you want Puddledock Nominees Limited to vote on a resolution, Puddledock Nominees Limited will not vote on that resolution in respect of the shares held in your Plan.

2. If you wish to attend the Extraordinary General Meeting on June 28, 2005 in person, you may request to be appointed a proxy for Puddledock Nominees Limited. In accordance with the Articles of Association, you will not, as a proxy, be able to speak at the meeting or vote on a show of hands. You may only vote on a poll but all resolutions at the Court Meeting will be decided on a poll. If you wish to be appointed a proxy, please place an “X” in the box in section “B” of the voting instruction form, and return the form as indicated in note 5. You will then be issued with a letter of authority from your plan manager (BNP Paribas Securities Services), authorising you to attend the meeting. Please bring this letter with you to the meeting and go to the Lloyds TSB Registrars “Proxies” desk when you arrive.

3. You must complete EITHER section “A” or section “B” of this form. If you complete both section “A” and section “B” Puddledock Nominees Limited will vote according to your instructions and you will not be able to attend the meeting.

4. If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed.

5. If you make any alterations on this form, you must put your initials next to them.

6. Your form is already printed with the reply-paid address on the reverse. Simply tear off the return section and put the form in the post. For those shareholders who prefer, the form may be sent in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex, BN99 6AB England. A postage stamp is not required if posted in the United Kingdom. Please do not enclose anything else with your form (except for the authority mentioned in note 4 above where appropriate).

     To be valid, this voting instruction form must be received by Lloyds TSB Registrars not later than 4 pm on June 23, 2005 or, (as the case may be) by not later than 4 pm on the third business day before any adjourned meeting.

If your form arrives late, it will not be valid and will not replace any earlier voting instruction form we have received. We cannot accept voting instruction forms returned by fax.

7. If you have any questions about how to fill in this form, please telephone the shareholder helpline on Freephone 0800 169 1679 or (+44 1903 276 323 if you are calling from outside the UK) Monday to Friday, 8.30am to 5.30pm (UK time).

8. If we receive more than one voting instruction form from the same investor, we will accept the last one.

9. If you wish to register your voting instructions electronically, you may do so at www.sharevote.co.uk. Full details of the procedure are given on that website. The electronic voting instructions must be received by Lloyds TSB Registrars not later than 4 pm on June 23, 2005, or (as the case may be) by not later than 4 pm on the third business day before any adjourned meeting. You will need the Reference Number, Card ID and Account Number shown overleaf.

RESPONSE LICENCE No.
SEA 7137

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6AB

The “Shell” Transport and Trading Company, p.l.c.
Extraordinary General Meeting — peach admission form
Personal Equity Plan(s) and/or Individual Savings Account(s)

How to get to ExCeL, 1 Western Gateway,

Royal Victoria Dock, London E16 1XL

1. ExCeL is served by the Docklands Light Railway (DLR) with Custom House being the nearest station. The DLR connects to the main underground lines at Canning Town, Tower Hill and Bank. City Airport is 5 minutes away by car.

2. Investors attending the Extraordinary General Meeting are requested to bring this admission form with them.

3. In the interests of security, electrical equipment and cameras will not be permitted in the Extraordinary General Meeting.

4. There will be an induction loop system for investors with hearing difficulties. Investors in wheelchairs should contact a member of staff on arrival. Anyone accompanying an investor in need of assistance will be admitted to the Extraordinary General Meeting.

The “Shell” Transport and Trading Company, p.l.c.

Peach voting instruction form for use by investors in The “Shell” Transport and Trading Company, p.l.c. Personal Equity Plan(s) or Individual Savings Account(s) at the Extraordinary General Meeting of the Company convened for June 28, 2005

Reference Number	Card ID	Account Number

You may submit your voting instructions electronically at www.sharevote.co.uk using the above numbers.

Please read the notes overleaf before filling in this form. Fill in this form using black ink.

Please complete either “A” or “B”.

Either A:

I, being an investor in The “Shell” Transport and Trading Company, p.l.c.

Personal Equity Plan(s) and/or Individual Savings Account(s) (the “Plan(s)”) instruct Puddledock Nominees Limited to vote on my behalf in respect of the shares owned by me through the Plan(s), as I have indicated by my signature in the appropriate box below, at the Extraordinary General Meeting of the Company to be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL on June 28, 2005 at 12.10 pm, or after the preceding Court Meeting has been concluded or adjourned, or at any adjournment thereof.

Please indicate how you wish your vote to be cast on each of the resolutions below by marking the appropriate box in black ink like this:

Vote
Special Resolution	For	Against	Withheld
1. Cancellation of the First Preference Shares
2. Cancellation of the Second Preference Shares
3. Scheme of Arrangement

Or B:

I wish to be appointed as a proxy to attend the Extraordinary General Meeting in person and vote on a poll in respect of the shares owned by me through the Plan(s). (Please place an “X” in the box). Only mark this box if you intend to attend the Extraordinary General Meeting in person.

Signature

Date

2005

Notes on filling in your form of proxy
As an investor in The “Shell” Transport and Trading Company, p.l.c’s Personal Equity Plan(s) and/or Individual Savings Account(s) managed by BNP Paribas Securities Services, you are entitled to receive all documents which are issued to shareholders of The “Shell” Transport and Trading Company, p.l.c. and to instruct the plan manager how to cast the votes in respect of your Plan Shares at the Extraordinary General Meeting. These shares are registered in the name of Puddledock Nominees Limited. If you want Puddledock Nominees Limited to cast the votes in respect of your shares held in your Plan at the Extraordinary General Meeting, you can use this form to instruct it to do this.

1. As the registered holder of the shares held in your Plan, Puddledock Nominees Limited will vote on the resolutions at the Extraordinary General Meeting in accordance with your directions. To instruct Puddledock Nominees Limited how to vote in respect of the shares held in your Plan, you must fill in section “A” of this form. If you do not say how you want Puddledock Nominees Limited to vote on a resolution, Puddledock Nominees Limited will not vote on that resolution in respect of the shares held in your Plan.

2. If you wish to attend the Extraordinary General Meeting on June 28, 2005 in person, you may request to be appointed a proxy for Puddledock Nominees Limited. In accordance with the Articles of Association you will not, as a proxy, be able to speak at the meeting or vote on a show of hands. You may only vote on a poll but all resolutions at the Extraordinary General Meeting will be decided on a poll. If you wish to be appointed a proxy, please place an “X” in the box in section “B” of the voting instruction form, and return the form as indicated in note 5. You will then be issued with a letter of authority from your plan manager (BNP Paribas Securities Services), authorising you to attend the meeting. Please bring this letter with you and go to the Lloyds TSB Registrars “Proxies” desk when you arrive.

3. You must complete EITHER section “A” or section “B” of this form. If you complete both section “A” and section “B” Puddledock Nominees Limited will vote according to your instructions and you will not be able to attend the meeting.

4. If someone signs this form for you, when you or that person send the form to us, you or they must enclose the authority under which the form is signed.

5. If you make any alterations on this form, you must put your initials next to them.

6. Your form is already printed with the reply-paid address on the reverse. Simply tear off the return section and put the form in the post. For those shareholders who prefer, the form may be sent in an envelope (please do not fold) addressed to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex, BN99 6AG England. A postage stamp is not required if posted in the United Kingdom. Please do not enclose anything else with your form (except for the authority mentioned in note 3 above where appropriate).

     To be valid, this voting instruction form must be received by Lloyds TSB Registrars not later than 4 pm on June 23, 2005, or (as the case may be) by not later than 4 pm on the third business day before any adjourned meeting.

     If your form arrives late, it will not be valid and will not replace any earlier voting instruction form we have received. We cannot accept voting instruction forms returned by fax.

7. If you have any questions about how to fill in this form, please telephone the shareholder helpline on Freephone 0800 169 1679 or (+44 1903 276 323 if you are calling from outside the UK) Monday to Friday, 8.30am to 5.30pm (UKtime).

8. If we receive more than one voting instruction form from the same investor, we will accept the last one.

9. If you wish to register your voting instructions electronically, you may do so at www.sharevote.co.uk. Full details of the procedure are given on that website. The electronic voting instructions must be received by Lloyds TSB Registrars not later than 4pm on June 23, 2005, or (as the case may be) by not later than 4 pm on the third business day before any adjourned meeting. You will need the Reference Number,

Card ID and Account Number shown overleaf.

RESPONSE LICENCE No.
SEA 7140

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6AG